

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

J. Douglas Ramsey, Ph.D.
Chief Executive Officer and Chief Financial Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway
Suite 100-929
Irving, TX 75039

>   **Re: Breeze Holdings Acquisition Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Filed April 1, 2024**
>   **File No. 001-39718**

Dear J. Douglas Ramsey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures, page 59

1. Please amend your filing to provide management's annual report on internal control over financial reporting as of December 31, 2023. Refer to Item 308(a) of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 60

2. We note your disclosure on page 49 that you have implemented a remediation plan, described under Item 9A, Evaluation of Disclosure Controls and Procedures, which remediated the material weakness surrounding the preparation and review of the tax provision. Your disclosures under Changes in Internal Control over Financial Reporting on page 60 appear to indicate that your remediation plans are not yet implemented. Please revise the filing to fix the inconsistencies.

In closing, we remind you that the company and its management are responsible for the

J. Douglas Ramsey, Ph.D.
Breeze Holdings Acquisition Corp.
April 12, 2024
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing